Quanta Services, Inc.
2800 Post Oak Blvd., Suite 2600
Houston, Texas 77056-6175
PHONE 713.629.7600
WEB www.quantaservices.com
NYSE PWR

May 17, 2021

BY EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ameen Hamady, Staff Accountant

Kristi Marrone, Staff Accountant

Office of Real Estate & Construction

Re:	Quanta Services, Inc.

Form 10-K for the Year Ended December 31, 2020

File No. 001-13831

Ladies and Gentlemen:

Set forth below please find the responses of Quanta Services, Inc., a Delaware corporation (the “Company” or “our”), to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated May 4, 2021 (the “Comment Letter”), with respect to the above referenced Form 10-K for the year ended December 31, 2020, filed with the Commission on March 1, 2021 (the “Form 10-K”). For your convenience, our responses correspond to the captions and numbering included in the Comment Letter and are prefaced by the text of the Staff’s comments in bold text.

Form 10-K for the Year Ended December 31, 2020

EBITDA and Adjusted EBITDA, page 47

1.

We note that EBITDA includes adjustments for the equity in (earnings) losses of non-integral unconsolidated affiliates and interest, taxes, depreciation and amortization of integral unconsolidated entities.

United States Securities and Exchange Commission

May 17, 2021

To facilitate the Staff’s review of the Company’s response to this comment, the Company will respond in turn to each question raised.

Response

•	Tell us what consideration you gave to Question 103.01 of the Non-GAAP Financial Measures C&DIs when determining that these adjustments were appropriate to arrive at a measure labeled EBITDA.

The Company notes the Staff’s comment and will no longer calculate and present EBITDA to reflect an adjustment for equity in (earnings) losses of non-integral unconsolidated affiliates in future filings that include an EBITDA measure, beginning with our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2021, filed with the Commission on May 7, 2021 (the “Form 10-Q”). The adjustment for equity in (earnings) losses of non-integral unconsolidated affiliates will now be reflected in our calculation of adjusted EBITDA. Set forth below is the Company’s reconciliation of EBITDA and adjusted EBITDA included on page 59 of the Form 10-Q, which reflects the revised presentation.

Non-GAAP Reconciliations

EBITDA and Adjusted EBITDA

The following table shows dollars in thousands.

	Three Months Ended
	March 31,
	2021	2020
Net income attributable to common stock (GAAP as reported)	$89,761	$38,686
Interest expense	12,475	14,006
Interest income	(117)	(759)
Provision for income taxes	13,724	16,160
Depreciation expense	62,107	54,410
Amortization of intangible assets	21,355	17,908
Income taxes and depreciation included in equity in earnings of integral unconsolidated affiliates	1,501	—

EBITDA (a)	200,806	140,411
Non-cash stock-based compensation	18,687	14,912
Acquisition and integration costs	1,761	1,883
Equity in (earnings) losses of non-integral unconsolidated affiliates	(685)	2,683
Change in fair value of contingent consideration liabilities	(363)	2,758

Adjusted EBITDA	$220,206	$162,647

(a)	The calculation of EBITDA for the three months ended March 31, 2020 has been amended to conform to the current period’s calculation of EBITDA.

With respect to integral unconsolidated affiliates, the Company determined, after consideration of the facts and circumstances, that certain of its unconsolidated affiliates are operationally integral to its consolidated operations. As such, the results associated with these unconsolidated affiliates have been included as a component of Operating income within the Company’s Consolidated Statements of Operations, beginning in the second quarter of 2020 and upon the commencement of certain affiliate operations. In light of the operational nature of these

United States Securities and Exchange Commission

May 17, 2021

unconsolidated affiliates, which are integral to our core operations, the Company has identified and included the income taxes and depreciation associated with the integral unconsolidated affiliates as an adjustment within our calculation of EBITDA in the same manner as our consolidated operations.

•

Please also advise us how the $9,994 equity in losses of unconsolidated affiliates has been recorded in your financial statements, as the amount does not reconcile to the discussion of Other income (expense), net found on page 44.

The $10.0 million of equity in losses of non-integral unconsolidated affiliates is included as a component of Other income (expense), net within the Company’s Consolidated Statements of Operations. The Company’s discussion and analysis of the results included within Other income (expense), net addressed $8.7 million of impairments, which were a component of the $10.0 million of equity in losses of non-integral unconsolidated affiliates. The remaining activity of $1.3 million within equity in losses of non-integral unconsolidated affiliates during the year ended December 31, 2020 was not considered material to describe the changes within Other income (expense), net during the period, and therefore was not included in the discussion and analysis found on page 44 of the Form 10-K.

10. Income Taxes, page 98

2.	We note that your valuation allowance decreased $60.9 million from December 31, 2019 to December 31, 2020.

To facilitate the Staff’s review of the Company’s response to this comment, the Company will respond in turn to each question raised.

Response

•

Given that your effective tax rate reconciliation indicates that the change in the valuation allowance impacted the reconciliation by approximately $31.1 million please provide us with an understanding of the differences impacting both schedules.

United States Securities and Exchange Commission

May 17, 2021

The $60.9 million decrease in valuation allowance from December 31, 2019 to December 31, 2020 is composed of the following items (in millions):

Valuation Allowance as of December 31, 2019	$104.2
a. Increase related to certain new deferred tax assets generated in 2020	14.0
b. Decrease related to updated information regarding certain foreign tax credits	(45.1)
c. Decrease related to removal of certain loss carryforwards	(29.4)
d. Currency revaluation of prior year valuation allowances	(0.4)

Valuation Allowance as of December 31, 2020	$43.3

In the table above, Item (a) relates predominantly to state and foreign net operating losses generated during 2020 that the Company assessed would more likely than not be unrealizable based on operations in the specific jurisdictions in which such losses were generated. Item (b) relates to the reversal of the valuation allowance for certain foreign tax credits. During the quarter ended December 31, 2020, certain new facts and positive evidence became available, and in management’s view it is now more likely than not that such foreign tax credits will be realized. The changes in the valuation allowance from December 31, 2019 arising from Items (a) and (b) account for the $31.1 million reduction in valuation allowance on deferred tax assets included in the table reconciling the effective tax rate on page 100 of the Form 10-K.

In the table above, Item (c) relates to certain loss carryforwards that are no longer available for use, which are primarily associated with the termination of a telecommunications project in Peru and the disposition of certain other operations. The deferred tax assets, and the related valuation allowance, for losses generated by specific entities conducting these operations were reversed in the Company’s Consolidated Balance Sheets as of December 31, 2020. As such, the disclosure on page 100 of the Form 10-K, which reflects the deferred tax assets and the valuation allowance, did not include the $29.4 million of certain loss carryforwards. Additionally, the reversals of both the deferred tax assets and the related valuation allowance are not reflected in the valuation allowance included in the effective tax rate reconciliation on page 100 of the Form 10-K because the reversals were equal and offsetting in the provision for income taxes for the year ended December 31, 2020.

•

Furthermore, we note your disclosure that $45.1 million of the $60.9 million decrease in the valuation allowance related to certain foreign tax credits. Given that your foreign tax credits decreased by only $4.4 million, please further explain the facts and circumstances that led to the $45.1 million decrease in the valuation allowance related to the foreign tax credits.

The Company regularly evaluates valuation allowances established for deferred tax assets for which future realization is uncertain pursuant to Accounting Standards Codification (“ASC”) 740-10-30-16 and ASC 740-10-30-17. The Company considers projected future taxable income and tax planning strategies in making this evaluation as permitted by ASC 740-10-30-18 through ASC 740-10-30-20. During the quarter ended December 31, 2020, the Company completed a financial restructuring. After considering the impact of the financial restructuring on forecasted

United States Securities and Exchange Commission

May 17, 2021

foreign source income, the Company concluded that as of December 31, 2020, based on the weight of all available evidence, the Company would more likely than not realize the benefit of its deferred tax assets for certain foreign tax credit carryforwards. As a result, the related $45.1 million valuation allowance was reversed during the quarter ended December 31, 2020. The estimated utilization of such foreign tax credits in the Company’s U.S. federal income tax return for the year ended December 31, 2020 was $4.4 million, which resulted in a decrease in the deferred tax asset for such foreign tax credits in the table of deferred tax assets and liabilities on page 100 of the Form 10-K. The remaining balance of these tax credits will remain in the table of deferred tax assets and liabilities until they are utilized on a tax return.

* * * * *

If you have any questions with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Derrick A. Jensen, the Company’s Chief Financial Officer, at (713) 985-6422 or Eileen Boyce of Baker Botts L.L.P. at (713) 229-1343.

Very truly yours,

QUANTA SERVICES, INC.

By:	/s/ Derrick A. Jensen
	Name:	Derrick A. Jensen
	Title:	Chief Financial Officer

cc:	Worthing F. Jackman, Quanta Services, Inc.
Donald C. Wayne, Quanta Services, Inc.
Eileen Boyce, Baker Botts L.L.P.